FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 - Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

VanGold Mining Corp. ("VanGold")

2820-200 Granville Street

Vancouver, British Columbia V6C 1S4

Designation of securities: Common shares of VanGold ("Common Shares").

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

This report relates to the acquisition from treasury of Common Shares.

Item 2 - Identity of the Acquiror

2.1 State the name and address of the acquiror.

Endeavour Silver Corp. ("Endeavour")

1130-609 Granville Street

Vancouver, British Columbia V7Y 1G5

Endeavour is a company incorporated under the laws of the Province of British Columbia. Endeavour is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile. Endeavour's principal business office is located at Suite 1130-609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On March 17, 2021, Endeavour, Compañia Minera del Cubo, S.A. de C.V., VanGold and Obras Mineras el Pinguico, S.A. de C.V. entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") pursuant to which Endeavour has agreed to sell the El Cubo Mine in Guanajuato, Mexico to VanGold for approximately USD$15,000,000 in cash and share payments plus up to USD$3,000,000 in contingent payments (the "Transaction"). On the closing of the Transaction on April 12, 2021 (the "Closing Date"), VanGold paid a portion of the consideration for the Transaction by issuing an aggregate of 21,331,058 Common Shares to Endeavour (the "Consideration Shares"), priced at USD$0.2344 (CAD$0.30) per Consideration Share.

2.3 State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror's securityholding percentage in the class of securities.

See Item 2.2 above.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

On the Closing Date, Endeavour acquired ownership and control over the Consideration Shares.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Pursuant to the Asset Purchase Agreement, on the Closing Date, Endeavour acquired 21,331,058 Common Shares. Based on 194,931,838 outstanding Common Shares as of the Closing Date, the Consideration Shares represent 10.9% of the outstanding Common Shares on an undiluted basis. Prior to the Closing Date, Endeavour did not own or controlled any Common Shares or other securities of VanGold.

3.5 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

On the Closing Date, VanGold paid approximately USD$15,000,000 to Endeavour as follows:

  USD$7,500,000 in cash;
  USD$5,000,000 (CAD$6,399,317.40) in Consideration Shares, priced at USD$0.2344 (CAD$0.30) per Consideration Share; and
  USD$2,500,000  in the form of a promissory note due 12 months from the Closing Date.

VanGold has also agreed to pay Endeavour up to an additional USD$3,000,000 in contingent payments based on the following:

  USD$1,000,000 upon VanGold producing 3,000,000 silver equivalent  ounces from the El Cubo mill, derived from either the El Cubo or El Pinguico project, USD$500,00 of which may, in VanGold's discretion, be paid in Common Shares (the "Bonus Shares");
  USD$1,000,000 if the price of gold closes at or above USD$2,000 per ounce for 20 consecutive days within two years after the Closing Date; and
  USD$1,000,000 if the price of gold closes at or above USD$2,200 per ounce for 20 consecutive days within three years after the Closing Date.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer's business or corporate structure;

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

Endeavour acquired  its interest in the Consideration Shares for long term investment purposes and will continue to monitor the business, prospects, financial condition and potential capital requirements of VanGold. Endeavour may from time to time in the future increase or decrease its direct or indirect ownership, control or direction over the Common Shares or other securities of VanGold through the acquisition of Bonus Shares, market transactions, private agreements, dilution through third party subscriptions from treasury, or otherwise.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Pursuant to the Asset Purchase Agreement, Endeavour has agreed to (i) abstain from voting its Consideration Shares, other than as recommended by VanGold's management, for a period of two years from the Closing Date; and (ii) a 12-month restriction of the resale of any Consideration Shares acquired pursuant to the Transaction.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

The acquiror certifies that the statements made in this report are true and complete in every respect.

 DATED: April 13, 2021

ENDEAVOUR SILVER CORP.

By:	"Dan Dickson"

Name: Dan Dickson Title: Chief Financial Officer